October 2, 2017 Ethan Horowitz Branch Chief Office of Natural Resources United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561

Re:	Newfield Exploration Company
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Form 8-K filed August 2, 2017
File No. 1-12534

Ladies and Gentlemen:
Set forth below are the responses of Newfield Exploration Company (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2017, with respect to Form 10-K for Fiscal Year Ended December 31, 2016 and Form 8-K, File No. 1-12534, filed with the Commission on February 21, 2017 and filed August 2, 2017, respectively.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended December 31, 2016 or Form 8-K, as applicable, unless otherwise specified.
Form 10-K for Fiscal Year Ended December 31, 2016
Items 1 and 2. Business and Properties, page 3
Acreage Data, page 12

1.
We note your disclosure of the net acres expiring in 2017, 2018 and 2019 represent 31%, 21% and 13% of the total net undeveloped acreage as of December 31, 2016. Tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations,

Securities and Exchange Commission
October 2, 2017

expand your disclosure to identify the number of locations, the related net reserve quantities, and clarify your plans and the related expenditures necessary to extend the expiration date of such leases.
RESPONSE:    The Company acknowledges the Staff’s comment and respectfully submits that there are no proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration.
Form 8-K dated August 2, 2017
Exhibit 99.1

2.
We note that you present net income adjusted for the effect of unrealized derivative gains on a per share basis. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

RESPONSE:    The Company acknowledges the Staff's comment and will revise its future filings that include net income adjusted for the effect of unrealized derivative gains on a per share basis to include a reconciliation to GAAP earnings per share. We will refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations in revising such presentation.

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Securities and Exchange Commission
October 2, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact George W. Fairchild, Chief Accounting Officer at 281-210-5194.

Very truly yours,

NEWFIELD EXPLORATION COMPANY

By:	/s/ Lawrence S. Massaro
Name:	Lawrence S. Massaro
Title:	Chief Financial Officer

Enclosures

cc:	Timothy D. Yang, General Counsel and Corporate Secretary
Benjamin J. Paul, Senior Legal Counsel and Assistant Corporate Secretary